Jeffrey Baumel Jeffrey.baumel@dentons.com D +1 973 912 7189	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

August 25, 2025

Privileged and Confidential

VIA EDGAR

Kate Beukenkamp

Donald Field

Ta Tanisha Meadows

Adam Phippen

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Re:	Nomadar Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 7, 2025
File No. 333-284716

Dear Ms. Beukenkamp and Mr. Field:

By your letter dated August 13, 2025 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to Amendment No. 3 (the “Amendment No. 3”) to the Registration Statement on Form S-1 (the “Registration Statement”), filed with the Staff on August 7, 2025, by our client, Nomadar Corp. (the “Company”). This letter sets forth the Company’s response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) via the EDGAR system. The changes made to the Registration Statement reflect the responses of the Company to the Staff’s comments as set forth in the SEC Letter regarding Amendment No. 3.

The Company has asked us to convey the following as its responses to the Staff.

Amendment No. 3 to the Registration Statement on Form S-1

Capitalization, page 38

1.	We reviewed your revisions in response to prior comment 1. We note that you include “Total Liabilities.” Please tell us your consideration of including only debt. In other words, please tell us your consideration of not including accounts payable, accrued expenses and deferred revenue. In addition, please tell why pro forma accumulated deficit is different than actual. Finally, please explain why pro forma additional paid-in capital increased by $8,500,000 rather than $7,500,000 related to the 750,000 shares issued.

Response: The Company respectfully advises the Staff that the Company’s unaudited financial information as of, and for the period ended, June 30, 2025, is included in Amendment No. 4. As a result, the pro forma information and the table set forth on page 38, have been removed from the Registration Statement.

August 25, 2025 Page 2	dentons.com

Certain Relationships and Related Party Transactions, page 69

2.	We note your response to prior comment 3, including filing the agreement as Ex. 10.14, and reissue in part. Specifically, please disclose the material terms of the agreement, including but not limited to, the duration of the agreement, termination, and payment structure. We note your statement that “All specific services to be provided by Cádiz CF to Nomadar or by Nomadar to Cádiz CF, and related payments to be made from Cádiz CF to Nomadar or by Nomadar to Cádiz CF, will be set forth in subsequent annexes.” Therefore, if these terms are not currently known or are being negotiated, please expand your discussion to state plainly that is the case. Additionally, please revise your risk factors section as applicable to account for the risk that these terms have not yet been determined, including the risks associated with the uncertainty of receiving revenue associated with the Framework Agreement.

Response: The Company respectfully advises the Staff that it has revised Amendment No. 4 to disclose the material terms of the Framework Agreement. Additionally, the Company has revised the risk factors section to account for the risks associated with the uncertainty of receiving revenue associated with the Framework Agreement. Please see pages 1, 27, 39, and 69, of Amendment No. 4.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 973-912-7189 or Jeffrey.baumel@dentons.com or Grant Levine at 212-768-5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Jeffrey Baumel
Jeffrey Baumel

JB